Safe Pro Group Inc.

18305 Biscayne Blvd. Suite 222

Aventura, Florida 33160

August 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Safe Pro Group Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-280599

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Safe Pro Group Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on August 12, 2024, or as soon thereafter as possible on such date.

We request that we be notified of such effectiveness by a telephone call to Cavas Pavri at (202) 724-6847 of ArentFox Schiff LLP.

Very truly yours,
Safe Pro Group Inc.

By:	/s/ Daniyel Erdberg
Name:	Daniyel Erdberg
Title:	Chief Executive Officer

cc:	Cavas Pavri, ArentFox Schiff LLP